Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE SECOND QUARTER AND SIX- MONTH PERIOD ENDED JUNE 30, 2015

Athens, Greece, July 21, 2015 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the second quarter and six months ended June 30, 2015.

•	Voyage revenues of $123.2 million and $244.1 million for the three and the six months ended June 30, 2015, respectively.

•	Voyage revenues adjusted on a cash basis of $124.0 million and $245.5 million for the three and six months ended June 30, 2015, respectively.

•	Adjusted EBITDA of $87.3 million and $173.3 million for the three and six months ended June 30, 2015, respectively.

•	Net income of $44.3 million and $70.6 million for the three and six months ended June 30, 2015, respectively.

•	Net income available to common stockholders of $40.0 million or $0.53 per share and $63.3 million or $0.85 per share for the three and six months ended June 30, 2015, respectively.

•	Adjusted Net income available to common stockholders of $34.4 million or $0.46 per share and $63.0 million or $0.84 per share for the three and six months ended June 30, 2015, respectively.

See “Financial Summary” and “Non-GAAP Measures” below for additional detail.

New Business Developments

•	In May 2015, the Company reached an agreement with York to extend the investment period under the Framework Agreement until May 2020 and extend the Framework Agreement until May 2024.

•	The Company entered into the following charter arrangements:

o	Agreed to extend the charter of the 1995-built, 1,162TEU containership Zagora with MSC for a period of minimum 12 and maximum 14 months starting from May 1, 2015 at a daily rate of $7,400.
o
Agreed to extend the charter of the 1992-built, 3,351TEU containership Marina with Evergreen for a period of minimum one and maximum two months starting from August 12, 2015 at a daily rate of $11,700.

o	Agreed to charter the 2003-built, 5,928 TEU containership Venetiko to OOCL for a period of minimum 40 and maximum 95 days starting from July 23, 2015 at a daily rate of $15,800.
o
Fixed the charter rate for the second year of the extension period for the charters of the vessels MSC Sierra II, MSC Namibia II and MSC Reunion at $11,200 daily, starting from July 1, 2015, August 2, 2015 and August 27, 2015 respectively.

•
In June 2015, Costamare Partners LP (the “MLP”), a limited partnership and wholly owned subsidiary of the Company, filed an amendment to its Registration Statement on Form F-1 with the U.S. Securities and Exchange Commission (the “SEC”) for the initial public offering of common units representing limited partnership interests in the MLP.  The MLP is monitoring market conditions in connection with determining the schedule for its initial public offering.

Preferred Share Offering

•
On May 13, 2015, the Company completed a public offering of 4.0 million shares of its 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock”). The gross proceeds from the offering before the underwriting discount and other offering expenses were $100.0 million. We plan to use the net proceeds of this offering for general corporate purposes, including vessel acquisitions or investments.

Dividend Announcements

•
On July 2, 2015, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, a dividend of $0.531250 per share on our Series C Preferred Stock and a dividend of $0.376736 per share on our Series D Preferred Stock all paid on July 15, 2015, to holders of record on July 14, 2015.

•
On July 2, 2015, we declared a dividend for the second quarter ended June 30, 2015, of $0.29 per share on our common stock, payable on August 5, 2015, to stockholders of record on July 22, 2015. This will be the Company’s nineteenth consecutive quarterly dividend since it commenced trading on the New York Stock Exchange.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the second quarter of the year, the Company continued to deliver positive results.

On our joint venture with York, we have extended the investment period for five more years, starting from May of 2015. Since inception we have executed transactions of US $1.1 billion, all of which have been performing well.

Regarding the market, we have recently witnessed a softening in charter rates, especially for the smaller sizes. We have no ships laid up, while the ships coming out of charter this year still provide an upside based on today’s market conditions.”

A registration statement relating to the initial public offering of the MLP’s securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Financial Summary

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data):	2014	2015	2014	2015

Voyage revenue	$238,403	$244,069	$123,505	$123,219
Accrued charter revenue (1)	$5,121	$1,386	$2,475	$759
Voyage revenue adjusted on a cash basis (2)	$243,524	$245,455	$125,980	$123,978

Adjusted EBITDA (3)	$173,440	$173,328	$91,358	$87,293

Adjusted Net Income available to common stockholders (3)	$64,036	$63,010	$37,312	$34,381
Weighted Average number of shares	74,800,000	74,876,866	74,800,000	74,951,244
Adjusted Earnings per share (3)	$0.86	$0.84	$0.50	$0.46

EBITDA (3)	$152,410	$176,088	$79,415	$94,180
Net Income	$47,213	$70,613	$27,380	$44,329
Net Income available to common stockholders	$41,494	$63,300	$24,267	$40,026
Weighted Average number of shares	74,800,000	74, 876,866	74,800,000	74,951,244
Earnings per share	$0.55	$0.85	$0.32	$0.53

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.  In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.
(3) Adjusted net income available to common stockholders, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income available to common stockholders to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month and six-month periods ended June 30, 2015 and 2014. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders, (iii) Adjusted Earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2014	2015	2014	2015

Net Income	$47,213	$70,613	$27,380	$44,329
Earnings allocated to Preferred Stock	(5,719)	(7,313)	(3,113)	(4,303)
Net Income available to common stockholders	41,494	63,300	24,267	40,026
Accrued charter revenue	5,121	1,386	2,475	759
Loss on sale / disposal of vessels	2,903	-	2,903	-
Swaps breakage cost	10,192	-	3,480	-
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	4,715	440	2,212	60
General and administrative expenses – non-cash component	-	5,383	-	2,749
Amortization of prepaid lease rentals	1,512	2,470	1,102	1,242
Realized Loss on Euro/USD forward contracts (1)	-	1,954	-	924
(Gain) / Loss on derivative instruments (1)	(1,901)	(11,923)	873	(11,379)
Adjusted Net income available to common stockholders	$64,036	$63,010	$37,312	$34,381
Adjusted Earnings per Share	$0.86	$0.84	$0.50	$0.46
Weighted average number of shares	74,800,000	74,876,866	74,800,000	74,951,244

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent net income after earnings allocated to preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, loss on sale/disposal of vessels, realized (gain) /loss on Euro/USD forward contracts, swaps breakage costs, unrealized loss from a swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, General and administrative expenses – non-cash component, amortization of prepaid lease rentals and non-cash changes in fair value of derivatives.   “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to adjusted net income. Charges negatively impacting net income are reflected as increases to adjusted net income.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars)	2014	2015	2014	2015

Net Income	$47,213	$70,613	$27,380	$44,329
Interest and finance costs	48,362	49,743	22,566	21,800
Interest income	(291)	(732)	(141)	(294)
Depreciation	51,818	50,411	26,610	25,345
Amortization of prepaid lease rentals	1,512	2,470	1,102	1,242
Amortization of dry-docking and special survey costs	3,796	3,583	1,898	1,758
EBITDA	152,410	176,088	79,415	94,180
Accrued charter revenue	5,121	1,386	2,475	759
Loss on sale / disposal of vessels	2,903	-	2,903	-
Swaps breakage cost	10,192	-	3,480	-
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	4,715	440	2,212	60
General and administrative expenses – non-cash component	-	5,383	-	2,749
Realized Loss on Euro/USD forward contracts	-	1,954	-	924
(Gain) / Loss on derivative instruments	(1,901)	(11,923)	873	(11,379)
Adjusted EBITDA	$173,440	$173,328	$91,358	$87,293

EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation and amortization of deferred dry-docking and special survey costs. Adjusted EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation, amortization of deferred dry-docking and special survey costs, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, loss on sale / disposal of vessels, realized gain / (loss) on Euro / USD forward contracts, swaps breakage costs, unrealized loss from swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, General and administrative expenses – non-cash component and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP. We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.
(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to adjusted EBITDA. Charges negatively impacting net income are reflected as increases to adjusted EBITDA.